

January 21, 2021

Gregory R. Page, Chair of Board
c/o Corporate Secretary Office
Corteva, Inc.
974 Centre Road, Building 735
Wilmington, Delaware 19805

Dear Greg,

Starboard Value LP, together with its affiliates ("Starboard"), is currently one of the largest shareholders of Corteva, Inc. ("Corteva" or the "Company"). Our conviction regarding the opportunity at the Company has only grown stronger since our October 2020 public presentation. We believe that Corteva's operating performance can be meaningfully improved and significant opportunities exist within the control of management and the Board of Directors (the "Board") to unlock substantial value for all shareholders.

As you know, Corteva was one of three businesses created by the DowDuPont merger over three years ago, but did not become an independent publicly-traded company until its spin-off in June 2019. Shortly following Corteva's spin-off, we became shareholders because we were attracted by Corteva's strong market position, compelling product portfolio, innovative technology pipeline, and highly loyal customer base. We also recognized a substantial opportunity to improve profitability, and believed the Company's operating performance since its formation dramatically understated the intrinsic value of its assets.

Since our initial investment over eighteen months ago, we have watched with increasing dismay as management continues to take credit for achieving ever-increasing synergy milestones without consequent improvement in profitability. A litany of missed promises and unforced errors have furthered our conviction that current leadership is ill-equipped to maximize the value of Corteva's assets. As a result, we reached out to you privately this past September to express our views and to understand the Board's assessment of the Company's leadership.

While we have enjoyed our growing personal relationship with the board members willing to engage with us, idle talk without results or action is no longer acceptable. After months of dialogue, we remain unsure as to why the Board retains conviction in current leadership, and have grown increasingly worried that the Board's aversion to leadership change is symptomatic of a broader preference for comfort and the status quo.

In particular, we have had significant difficulty reconciling the Board's affinity for Jim Collins with his public track record in leadership positions. Despite our very cordial conversations with Jim, unfortunately, as we have detailed and chronicled for the Board, we do not believe he has exhibited a track record of excellence. As evidenced by his annual incentive compensation relative to target, we believe his performance while leading Corteva can be characterized as incredibly disappointing. His track record stretching further back has also been littered with missed expectations and promises, leading us to believe that this current spell of mediocrity is simply the continued manifestation of a preexisting

condition. Simply stated, if Corteva were looking to hire a new CEO and Jim was proposed as a candidate, based on his track record, we would not interview him. We do not believe the Board would either. As such, the Board's reluctance to seriously consider leadership change is highly concerning. Corteva and its shareholders deserve better.

As you well know, we have not just provided empty criticisms, but rather, reached out to you only after having a potential solution in hand. Through our good work, we have identified an industry expert with a superb track record of success and excellence who is willing and able to lead Corteva immediately. The Board's refusal to even speak with the individual we have identified is inexplicable, and leads us to believe that the current Board lacks the fortitude required to make difficult decisions that might set Corteva on a path towards the success that shareholders deserve.

For that reason, we decided to nominate eight highly-qualified director candidates for election at the 2021 Annual Meeting. We believe shareholders deserve a Board that is unburdened by past loyalties, demands accountability, and if necessary, is unafraid to seek out best-in-class talent capable of maximizing the Company's incredible potential. Starboard has a long history of driving operational, financial, strategic, and governance changes that benefit employees, customers, and shareholders. We firmly believe that with the right Board and leadership in place, Corteva can be a best-in-class company in its industry and generate significant value for all shareholders.

We are confident the slate of professionals we have nominated are incredibly well-qualified to serve as directors of Corteva. This group of extremely impressive director candidates has backgrounds spanning operations, finance, private equity, restructuring, risk management, strategic transformation, and public company governance. As a group, they have substantial and highly successful experience in the agricultural, chemical, energy, and broader industrial industries. Collectively, they have decades of experience as CEOs, senior executives, chairmen and directors of well-performing agricultural and industrial companies. For the benefit of other Corteva shareholders, we have included detailed biographies of our nominees as an appendix to this letter.

Our goal is to represent the best interests of all shareholders, and we believe our actions will place the Company on a path to best-in-class operational performance and great shareholder returns. We remain available to discuss this – and other topics – with you, and of course, remain open-minded about reaching a mutually agreeable solution to put Corteva on a better course.

Best Regards,

Jeffrey C. Smith
Managing Member
Starboard Value LP

BIOGRAPHIES OF THE NOMINEES ARE ON THE FOLLOWING PAGES

Biographies of Starboard Director Nominees (in alphabetical order)

Jacques Croisetière

- Mr. Croisetière previously served as Senior Executive Vice President and Chief Financial Officer of Bacardi Limited, one of the largest privately-held spirits companies in the world.

- Prior to Bacardi, Mr. Croisetière served as Executive Vice President, Chief Financial Officer, and Chief Strategy Officer at Rohm and Haas Company, a global specialty materials company that was acquired by The Dow Chemical Company in 2009.

- Mr. Croisetière currently serves as a director of Arconic Corporation.

- Mr. Croisetière previously served as a director of Versum Materials.

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Lisa Crutchfield

- Ms. Crutchfield currently serves as the Managing Principal of Hudson Strategic Advisers LLC, an economic analysis and strategic advisory firm to the energy, financial services, and manufacturing sectors.

- Prior to her consultancy, Ms. Crutchfield served as the Chief Regulatory, Risk, and Compliance Officer for National Grid plc, an international electric and gas company.

- Ms. Crutchfield currently serves as a director of Unitil Corporation, Fulton Financial Corporation, and Vistra Corporation.

- Ms. Crutchfield previously served as a director of The Main Street America Group.

David C. Everitt

- Mr. Everitt spent nearly four decades with Deere & Company, the world's largest manufacturer of agricultural equipment and a major U.S. producer of construction, forestry, and lawn and grounds care equipment. At Deere, Mr. Everitt held many executive positions, most recently as President of Deere's Agricultural Equipment Operations.

- Mr. Everitt currently serves as Lead Independent Director of Harsco Corporation, where he also previously served as Interim President & CEO, and as a director of Allison Transmission Holdings and Brunswick Corporation.

- Mr. Everitt previously served as a director of Agrium Inc, Nutrien Ltd, and The Gates Corporation.

James L. Gallogly

- Mr. Gallogly previously served as the Chief Executive Officer of LyondellBasell Industries N.V., a global plastics, chemical, and refining company.

- Prior to LyondellBasell, Mr. Gallogly held several executive roles at ConocoPhillips, an oil and gas exploration and production company, including Executive Vice President of Worldwide Exploration and Production, and Executive Vice President of Refining, Marketing and Transportation.

- Prior to ConocoPhillips, Mr. Gallogly was President and Chief Executive Officer of Chevron Phillips Chemical Company, LLC, a global plastics and chemical company.

- Mr. Gallogly previously served as a director of Continental Resources and of E.I. du Pont de Nemours and Company.

Janet P. Giesselman

- Ms. Giesselman has previously held a number of senior leadership positions at The Dow Chemical Company, including Business Vice President of Dow Latex, President and General Manager of Dow Oil & Gas, and Vice President of Dow Agrosciences.

- Ms. Giesselman currently serves as a director of GCP Applied Technologies, Avicanna Inc., Twin Disc, Inc., Ag Growth International, Inc. (TSX), and McCain Foods, a privately held frozen foods company.

- Ms. Giesselman previously served as a director of OMNOVA Solutions Inc.

Kerry J. Preete

- Mr. Preete spent over three decades with the Monsanto Company, a premier global provider of sustainable agriculture solutions, where he held positions of increasing responsibility, most recently serving as Executive Vice President and Chief Strategy Officer.

- At Monsanto, Mr. Preete had also served as President of Global Crop Protection and Chemicals, Vice President of International Crops Business, and President of Seminis Vegetable Seeds, among other leadership positions.

- Mr. Preete currently serves as a director of Univar Solutions and of Avient Corporation.

Susan C. Schnabel

- Ms. Schnabel currently serves as Co-Founder and Co-Managing Partner of aPriori Capital Partners, an independent leveraged buyout fund advisor created in connection with the spin-off of DLJ Merchant Banking Partners from Credit Suisse in 2014.

- Previously, Ms. Schnabel served as a Managing Director in Credit Suisse's Asset Management Division and Co-Head of DLJ Merchant Banking.

- Ms. Schnabel currently serves as Chair of the Audit Committee of Kayne Anderson BDC, LLC, and as a Trustee of Cornell University.

- Ms. Schnabel previously served as a director of Versum Materials, Inc., STR Holdings, Inc., Neiman Marcus, Pinnacle Gas Resources, Rockwood Holdings, Inc, and Shoppers Drug Mart Corporation (TSX), among other company boards.

Jeffrey C. Smith

- Mr. Smith is a Managing Member, Chief Executive Officer, and Chief Investment Officer of Starboard Value LP. Prior to founding Starboard, Mr. Smith was a Partner Managing Director of Ramius LLC, Chief Investment Officer of the Ramius Value and Opportunity Master Fund, and a member of Cowen's Operating Committee and Cowen's Investment Committee.

- Mr. Smith currently serves as Chair of Papa John's International, Inc., and also as Chair of Starboard Value Acquisition Corp.

- Mr. Smith previously served as Chair of Advance Auto Parts, Darden Restaurants and Phoenix Technologies. In addition, Mr. Smith has also previously served as a director on a number of public company boards.